Date: December 11, 2007

To: Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Sino gas International Holdings, Inc.
File No. 333-138294
Amendment No. 1 to Form SB-2 filed on March 16, 2007

Dear Mr. Reynolds:

On behalf of Sino Gas International Holdings, Inc. ("Company"), we hereby submit this response in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated May 4, 2007, with respect to our annual report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10KSB”), Amendment No. 1 to our registration statement on Form SB-2 filed on March 16, 2007 (“Form SB-2”) and our current reports on Form 8-K filed on September 7, 2006 and October 20, 2006.

We understand and agree that:

●	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

●	Sino Gas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Since our registration statement on Form SB-2 was withdrawn on May 4, 2007, we will not respond to comments 1-96 but will pay attention to them in our future filings with the Commission to the extent they are applicable. We will respond starting from comment 97.

97. We noted that the connection fees accounted for 66% of total revenues for the year ended December 31, 2006. Please tell us why you believe that the connection fees represent a separate earning process for which revenue recognition is appropriate. Tell us whether you typically sell natural gas to the same customers for which you perform gas connection services. To the extent that customers obtain both the gas connection services and the subsequent delivery of natural gas, revenue recognition for the connection services may not represent a separate earnings process, even if the amount payable for the connection service is nonrefundable. Please refer to Staff Accounting Bulletin Topic 13 (a)(3)(f) and revise your disclosures as appropriate.

Response:

Per your comment, we revised our annual report on Form 10-KSB. Please refer to page 25, of the 10-KSB/A filed on December 7, 2007.

98. We note that approximately 54% of your revenue fro the year ended December 31, 2006 was recorded during the fourth quarter of the fiscal year. Please revise your disclosure to discuss the nature of the transaction that resulted in the majority of revenue being recorded during the last fiscal quarter, including whether any of these transactions would not be expected to recur in future periods.

Response:

Per your comment, we revised our annual report on Form 10-KSB. Please refer to page 25, 10-KSB/A filed on December 7 , 2007.

99. Please avoid repeating information presented under “Description of Business” here in your overview.

  Response:

We will pay attention to the comment as applicable to our future filings with the Commission.

100. The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-850.htm. This guidance is intended to elicit more meaningful disclosure in the MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of know trends, demands, commitments, events and uncertainties and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Response:

Per your comment, we revised the MD&A section of our annual report Form 10-KSB/A. Please refer to the MD&A of the 10-KSB filed on December 7, 2007.

101. With respect to the preceding, we are not looking for a mere recitation of the items in the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results. In addition, please revise to improve the organization of your presentation. This comment is applicable for all periods.

Response:

Per your comment, we revised the MD&A section of our annual report Form 10-KSB/A. Please refer to the MD&A of the 10-KSB filed on December 7, 2007.

102. Please revise your discussion to address our comments related to our Form 10-KSB below.

103. Please revise to discuss the projects that the company worked on in 2005 that led to the increased revenue.

Response:

Per your comment, we revised our annual report on Form 10-KSB. Please refer to page 24, 10-KSB/A filed on December 7 , 2007.

104. Please revise to provide a discussion of your liquidity and capital resources. This should include an analysis and explanation of the sources and uses of cash, and address material changes in particular items underlying the major captions reported in your financial statements. It should not be a mere recitation of the items in the cash flow statements.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 30, 10-KSB/A filed on December 7 , 2007.

105. Please revise to indicate whether the two loans mentioned on page 75 were paid with the proceeds of your September and October 2006 financings.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 31, 10-KSB/A filed on December 7 , 2007.

106. Please revise your disclosure to indicate whether Mr. Cheng played any role in negotiating the Beijing Chenguang agreement on behalf of the company. In addition, please disclose what steps, if any, company undertook to ensure the fairness of the consideration offered.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 40, 10-KSB/A filed on December 7 , 2007.

107. Please revise this section to remove duplicative disclosure.

Response:

We will pay attention to the comment as applicable to our future filings with the Commission.

108. Please provide more detailed discussion about the role Kuhns played in your financing and merger. In addition, please disclose the dollar value associated with the shares and warrants issued to Kuhns, as well as how such amounts were calculated.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 39, 10-KSB/A filed on December 7 , 2007.

109. Please disclose the nature of the consulting services to be provided by Kuhns. In addition, please disclose the dollar value of the shares issued to Kuhns, clarify the securities law exemption he used to distribute this shares, and clarify why there shares were distributed to these people.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 39, 10-KSB/A filed on December 7 , 2007.

110. Please disclose whether Kuhns was acting as an underwriter.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 39, 10-KSB/A filed on December 7 , 2007.

111. Please provide the information required by Item 201 (a)(ii) of Regulation S-B

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 22, 10-KSB/A filed on December 7 , 2007.

112. Please provide the information required by Item 201(b) of regulation S-B

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 22, 10-KSB/A filed on December 7 , 2007.

113. Please revise to provide all of the information required by Item 402 of Regulation S-B. For additional information your attention is directed to SEC Release No. 33-8732A.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 35, 10-KSB/A filed on December 7 , 2007.

Comments 114-116

Response:

We will pay attention to the comment as applicable to our future filings with the Commission.

117. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Response:

We will pay attention to the comment as applicable to our future filings with the Commission.

118. Please revise your disclosure to discuss the material terms of the notes receivable.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-25, 10-KSB/A filed on December 7 , 2007.

119. Please provide a note to the financial statements explaining the calculation of earnings/loss per share including the number of weighted average shared outstanding for each period covered by the financial statements. Refer to paragraphs 40-41 of SFAS 128 and revise your disclosures accordingly.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-17, 10-KSB/A filed on December 7 , 2007.

120. The equity section of the balance sheet and earnings per share should be retroactively restated to reflect the effect of the exchange ratio established in the reverse acquisition, and the reverse stock split and automatic conversion of Preferred a shares on November 17, 2006. Refer to paragraph 54 of SFAS 128 and Staff Accounting Bulletin Topic 4.C and revise the financial statements accordingly change the equity, give some comments.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-5, 10-KSB/A filed on December 7 , 2007.

121. Please expand Note 1 to describe the reverse acquisition on September 7, 2006 and how the transaction is reflected in the consolidated financial statements. Also, please note that the reference to Form 10-QSB in the registration statement is unnecessary.

Response:

This is not Applicable to 10-K. We will pay attention to our future filings with the Commission.

122. We note your disclosure regarding the December 13, 2006 acquisitions of Xiahuayuan Jinli for $258,000 and Yuxian Jinli for $1,227,000 and January 15, 2007 agreement to acquire Beijing Chenguang for $3.35 million in the notes to the financial statements. Based on your disclosure on page 4, we note that Xiahuayuan Jinli and Yuxian Jinli should be evaluated as a single acquisition as discussed in Item 310 (c)(1)(ii) of Regulation S-B. Please revise the registration statement to provide the separate audited financial statements for each consummated or probable acquisition as required by Item 310 (o) of Regulation S-B, or explain why you believe that no financial statements are required to be provided, including your supporting calculations for each test of significance.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-25, 10-KSB/A filed on December 7 , 2007.

123. Please provide the pro forma financial statements required by Item 310(d) of Regulation S-B. We note that pro forma financial statements would be required for any consummated or proposed acquisitions for which financial statements are required to be provided under Item 310(c) of Regulation S-B. In addition to the acquisitions noted above, please address how you have accounted for the planned disposition of Pegasus Tel as a dividend, and the sale of Anping Weiye Gas Co. Ltd. in February 2007. Tell us how you evaluated whether each of these entities should be accounted for a discontinued operation in accordance with SFAS 144. To the extent that you concluded that these dispositions should not be accounted.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-26, 10-KSB/A filed on December 7 , 2007.

124. Please provide a note to the financial statements disclose the various classes of outstanding warrants and their relevant term. Describe how each of the Series A, B, C, and D common stock Warrants are accounted in the consolidated financial statements. Tell us how you evaluated the requirements of paragraphs 12-32 of EITF 00-19 to determine whether each tranche of the warrants should be classified as liability or equity. Disclose the fair value of each tranche of warrants along with the major assumptions used to value them.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-26, 10-KSB/A filed on December 7 , 2007.

125. We noted that series B convertible preferred stock includes an embedded conversion feature. Please tell us how you evaluated the embedded conversion feature under paragraphs 12 and 60-61 of SFAS 133 to determine whether the conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If you believe that the conversion feature meets the criteria for bifurcation, tell us how you evaluated whether the scope exception in paragraph 11(a) of SFAS 133 was applicable, considering the relevant guidance in EITF 00-19 and EITF 05-12. We note that the series B convertible preferred stock agreement includes a provision that resets the conversion price upon the occurrence of certain events, along with a provision to issue additional shares based upon certain revenue targets, each of which would appears to preclude the instrument from meeting the definition of conventional convertible outlined in paragraph of EITF00-19.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-26, 10-KSB/A filed on December 7 , 2007.

126. After considering the comments above, please revise to disclose your accounting treatment for the beneficial conversion feature relating to the convertible preferred stock, if applicable. Refer to APB 14, EITF98-5 and EITF 00-27.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-26, 10-KSB/A filed on December 7 , 2007.

127. We noted that the liquidated damage provisions in the registration rights agreements relating to the series B convertible preferred stock financing. Please tell us how you intend to account for these arrangements, considering FASB Statement of position No, 00-19-2, Accounting for Registration Payment Arrangements or other applicable guidance. Revise your disclosure as appropriate.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-26, 10-KSB/A filed on December 7 , 2007.

128. Please disclose the accounting policy of the company’s 40% joint ventures interest. It is unclear whether the equity method or proportional consolidation is being used; also please clarify the reference to the amortization of any premium paid for the equity interest acquired. Refer to paragraph 6 of SFAS 142.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-11, 10-KSB/A filed on December 7 , 2007.

129. Please clarify the nature of the principal activities of Beijing Zhongran Xiangke Oil Gas Technology Co., Ltd. That involve the trading of natural gas and how the joint venture accounts for these activities.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-11, 10-KSB/A filed on December 7 , 2007.

130. Please provide the summarized information as to assets, liabilities, and results of operations of the investee in the footnotes as required by paragraph 20(d) of APB Option 18.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-11, 10-KSB/A filed on December 7 , 2007.

131. Please revise Management’s discussion & Analysis and the footnotes to the financial statement to disclose the company’s revenue recognition policies for each significant source of revenue, addressing each of the four criteria outlined in SAB Topic 13. It appears that the company not only constructs and installs gas facilities, but also operates and manages local pipelines, distributes natural gas to residential and industrial users, constructs and operates oil stations and gas stations, and develops natural gas technologies. The discussion in management’s Discussion & Analysis should supplement rather than duplicate the disclosure of accounting policies in the footnotes and may include discussion of significant contract terms or conditions and management’s basis for selecting the related policies. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. See Release 33-8350, which can be obtained at: www.sec.gov/rules/intero/33-8350.htm.Discuss the duration and typical terms of the company’s contracts for each revenue stream. Specify if there are typically up front fees, contingencies or other significant terms, in conjunction with the company’s sales and how they are accounted for and are reflected in the financial statements.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-14, 10-KSB/A filed on December 7 , 2007.

132. Please disclose the company’s usual terms for sales and explain what is mean by the phrase” receivables are due within one year of aging”. If the amounts are not due within one year, please tell us how you can conclude that the collectibility of the amounts is the amounts is reasonably assured, and that revenue recognition is appropriate. Also, please how you evaluate outstanding accounts receivable for collectibility, and revise your disclosures as appropriate.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-18, 10-KSB/A filed on December 7 , 2007.

133. Please disclose accumulated amortization and amortization expense for each period covered by the financial statements. See paragraph 45 of SFAS 142.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-20, 10-KSB/A filed on December 7 , 2007.

134. Please disclose other measures of segment profit or loss and assets if provided to the company’s chief operating decision maker, as specified in paragraphs 27 to 33 of SFSA 131.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-24, 10-KSB/A filed on December 7 , 2007.

135. We note that consents of the independent accountants filed with the current amendment were not currently dated. Please ensure that currently dates consents of the independent accountants with typed signatures are included with any amendment to the registration statement.

Response:

We provided updated signature and consent of certified public accountant.

Comments 136-139

Response:

We will pay attention to the extent applicable to our future filings with the Commission.

Exchange Act Reports
140. Please file an executed, and completed, copy of the share exchange agreement between Dolce Ventures, Inc. and GAS (BVI). In our review we were unable to locate an executed copy with all the blanks, such as exhibit A, filled in.

Response:

Per your comments, we revised our Form 8-K and filed an executed copy of the share exchange agreement between Dolce Ventures, Inc. and GAS (BVI) with all the blanks, exhibits filled in. Please refer to our 8-KSB/A filed on November 28, 2007.

141. Please revise to provide all of the information required by Item 201 of Regulation S-B

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 22, 10-KSB/A filed on December 7 , 2007.

142. The disclosure in column (a) indicates that you have issued equity based incentive compensation. Please ensure that your Form SB-2 disclosures are updated to reflect these issuances.

Response:

We will pay attention to the extent applicable to our future filings with the Commission.

143. Please reconcile your statement that the company’s “Primary measure of financial health remained flat or decreased” with your Form SB-2 statements that emphasize your growth and potential. Also, please provide more insight in to what financial measures the company uses to monitor its performance and ensure what they are appropriate discussed.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 24, 10-KSB/A filed on December 7 , 2007.

144. We note that a portion of the explanation for the decline in connection fees is as a result of your inability to take advantages of new opportunities. We further note that these connection fees are only generated after a significant infrastructure investment and are also affected by weather-related seasonality. Please discuss how these will impact your connection fees in the near term.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 25, 10-KSB/A filed on December 7 , 2007.

145. Please substantiate your statement that “had we been able to invest in the second industrial project as planned, our revenues would have increased by approximately $400.000.” In addition, please justify the two statements that follow this one page 29.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 26, 10-KSB/A filed on December 7 , 2007.

146. Please revise to provide a more detailed discussion your general & administrative expenses, and reason for the 40% increase from the previous year. In addition, please explain why these expenses are growing so much faster that your revenues.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page 29, 10-KSB/A filed on December 7 , 2007.

147. We note that footnote 4 to your financial statements indicates that you have several large accounts receivable balances, some in excess of $500,000. Please revise your Form Sb-2 to discuss your credit and billing policies, collection and write-off history, and the risks your business faces from an inability to collect on these accounts.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-18, 10-KSB/A filed on December 7 , 2007.

148. Please clarify what a “sundry receivable” is

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-18, 10-KSB/A filed on December 7 , 2007.

149. We note that the report of the independent accountant refers to the balance sheet as of December 31, 2006 and the related consolidated statement of operations, stockholders’ equity and cash flows “for the yeas then ended”, We note that the financial statements include balance sheets as of December 31, 2006 and 2005, and statements of operation, stockholders’ equity and cash flows for the years ended December 31, 2006 and 2005. Please discuss with your independent accountant and request them to revise the report to specifically refer to all of the periods covered by the financial statements. Also, please ensure that the revised audit report is dated.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-1 of 10-KSB/A filed on December 7, 2007

150. We note that your disclosure on page F-8 described cash payment totaling $1.5 million for the acquisition consummated in December 2006, yet not such payments are shown in the investing section o the cash flow statement. Also, we note that cash paid for income taxes is not disclosed and that bank borrowings are shown on net rather than gross basis as required by paragraph 11 of SFAS 95. Please advise and revise your disclosures as appropriate.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-6 of 10-KSB/A filed on December 7, 2007

151. Please revise to provide the disclosures required by paragraphs 51-57 of SFAS 141 for the acquisition disclosed on page F-8.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-24 of 10-KSB/A filed on December 7 , 2007.

152. Please tell us how you evaluated the planned disposition of Pegasus Tel as a dividend, and the sale of Anping Weiye Gas Co., Ltd, to determine whether the classification as a discontinued operation under SFAS 144 for each disposition was appropriate. Revise your disclosures as appropriate.

Response:

Per your comment, we revised our Form 10-KSB. Please refer to page F-26, 10-KSB/A filed on December 7 , 2007.

153. We note that the company filed a Form 8-k to reflect its entry into a material definitive agreement with its private placement investors. However, the company did not include this agreement as part of its Form 8-k.

Response:

Per your comments, we revised our Form 8-K to include a copy of the material definitive agreement with its private placement investors. Please refer to Form 8-K/A filed on Nov. 27, 2007

154, Please revise your Form SB-2 to fully discuss the stock purchase agreement included in this filing. This discussion should include the parties to the agreement, the consideration paid, and the purpose of the agreement.

Response:

We will pay attention to our future filings with Commission.

155. Please revise your Form 8-k to include an executed copy of the Preferred Stock purchase Agreement, along with all exhibits, schedules, etc.

Response:

Per your comments, we revised our 8-K to include the executed copy of the Preferred Stock Purchase Agreement, along with all exhibits, schedules. Please refer to 8-K/A filed on Nov. 28, 2007.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone)
+86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com

Very truly yours, /s/ Yuchuan Liu Yuchuan Liu Chairman & CEO